10026245

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 15 2010
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66945

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/1/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

JAYPEE INTERNATIONAL, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker Drive Suite 1700
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sorabh Arora **(312) 655-1049**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

M.a. 2/25

OATH OR AFFIRMATION

I, **Sorabh Arora**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Jaypee International, Inc.**, as of **March 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____
Signature

PRESIDENT
Title

Subscribed and sworn to before me this

30 day of JUNE, 2009

____
Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Jaypee International, Inc.

We have audited the accompanying statement of financial condition of Jaypee International, Inc. as of March 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended for which you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jaypee International, Inc. as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
June 12, 2009

JAYPEE INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION
as of March 31, 2009

ASSETS

Equity in broker trading accounts		
Cash	$	17,038,862
Unrealized gain on open contracts		1,162,513
		18,201,375
Cash		23,608
Securities owned, pledged		1,604,183
Stock in exchange		1,971,120
Exchange memberships, at cost (market value $835,000)		414,200
Deposits and other		268,914
	$	22,483,400

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to clearing brokers	$	685,342
Accounts payable and accrued expenses		118,518
		803,860
Stockholder's Equity		21,679,540
	$	22,483,400

See accompanying notes.

JAYPEE INTERNATIONAL, INC.

STATEMENT OF OPERATIONS
Year ended March 31, 2009

Revenues		
Trading gains (losses), net	$	(8,355,989)
Dividends and interest		28,229
Unrealized gain on securities		412,960
Other		845
		(7,913,955)
Expenses		
Employee compensation and benefits		194,425
Rent and occupancy		18,698
Professional fees		62,186
Software expense		395,615
Commissions and fees		163,880
Office		112,413
Franchise and other taxes		144,320
Other expenses		138,364
		1,229,901
Net loss	$	(9,143,856)

See accompanying notes.

JAYPEE INTERNATIONAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended March 31, 2009

	Shares Outstanding		Common Stock*		Accumulated Deficit		Total
Balance, April 1, 2008	30,580,000	$	30,580,000	$	(21,126,604)	$	9,453,396
Issuance of common stock	21,370,000		21,370,000				21,370,000
Net loss					(9,143,856)		(9,143,856)
Balance, March 31, 2009	51,950,000	$	51,950,000	$	(30,270,460)	$	21,679,540

*$1 par value; 75,000,000 shares authorized, 51,950,000 shares issued and outstanding at March 31, 2009.

See accompanying notes.

JAYPEE INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS
Year ended March 31, 2009

Operating Activities		
Net loss	$	(9,143,856)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Equity in broker trading accounts:		
Cash		(10,119,480)
Unrealized gain on open contracts		(1,162,513)
Securities owned, pledged		1,518,968
Stock in exchange		(1,463,592)
Exchange membership		(120,700)
Deposits and other		(186,693)
Payable to clearing brokers		(1,079,175)
Accounts payable and accrued expenses		109,814
Net Cash Used in Operating Activities		(21,647,227)
Financing activities		
Issuance of common stock		21,370,000
Net Cash Provided by Financing Activities		21,370,000
Net Decrease in Cash		(277,227)
Cash, Beginning of Year		300,835
Cash, End of Year	$	23,608

See accompanying notes.

JAYPEE INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS
Year ended March 31, 2009

1. Organization and Business

Jaypee International, Inc. (the "Company") was incorporated in the State of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission, is registered as an independent introducing broker under the Commodity Exchange Act, and is a member of both The Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA"). The Company engages in trading of securities, options on securities, futures, options on futures, OTC derivates, and forward contracts for its own account and also deals in international trading. The Company also introduces customers located abroad to its clearing brokers on a fully disclosed basis.

The Company is a wholly owned subsidiary of Jaypee Capital Services, Ltd. (the "Parent"), a securities and futures brokerage firm based in India. The Company has a clearing account with the Parent.

During the year, the Company conducted business with another wholly owned subsidiary of the Parent, Jaypee Singapore Pte, Ltd. ("Singapore").

2. Summary of Significant Accounting Policies

Revenue Recognition

Securities, futures, options on futures, and forward transactions are recorded on trade date and carried at fair value based on quoted prices, with resulting gains and losses reflected in income. Unrealized gains and losses from proprietary transactions are reflected in trading gains and losses, net of direct trading expenses. Commission income is recorded on trade date, net of related commission expense.

Deferred Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies, *Continued*

Stock in Exchange and Exchange Memberships

Stock in exchange represents stock in a derivative exchange that is restricted as to sale. This stock is carried at approximate fair value based on quoted prices. Exchange memberships are held for operating purposes and are carried at cost.

3. Fair Value Disclosure

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") as of January 1, 2008, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

At March 31, 2009, the Company had open futures contracts and stock totaling $1,162,513 and $1,604,183, respectively, which were Level 1 investments and did not have any level 2 or 3 investments.

4. Related Party Transactions

Included in equity in broker trading accounts are amounts due from the Company's Parent and Singapore of $5,737,046 and $7,520,001, respectively.

5. **Payable to Clearing Brokers**

Amounts due to clearing brokers are collateralized by cash and securities owned and on deposit with the clearing brokers.

6. **Stockholder's Equity**

During the year ended March 31, 2009, the Company increased the number of authorized shares from 50,000,000 to 75,000,000. During the year ended March 31, 2009, the Company also issued 21,370,000 shares of common stock in exchange for $21,370,000.

7. **Income Taxes**

At March 31, 2009, the Company has a net operating loss carryforward available to offset future taxable income of approximately $30,687,000 which expires in year 2023 through 2028. The Company has a deferred tax asset of approximately $12,275,000 arising from this net operating loss carryforward, which is fully reserved as realization is not assured. The deferred tax asset and the valuation allowance increased by approximately $3,823,000 during the year ended March 31, 2009.

8. **Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

9. **Off-Balance Sheet Risk and Concentration of Credit Risk**

Proprietary Trading Activities

In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures, options on futures, and forwards. Futures provide for the delayed delivery or purchase of financial instruments at a specified future date, specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

9. Off-Balance Sheet Risk and Concentration of Credit Risk, *Continued*

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace contracts in which the Company has a gain. Exchange-traded financial instruments, such as financial futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Customer Activities

The Company is a broker-dealer and an independent introducing broker responsible for the credit risk of the customers it introduces to, and that are carried on a fully disclosed basis on the books of its clearing brokers. To reduce its risk, the Company seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

Concentration of Credit Risk

In addition, amounts receivable from and on deposit with clearing brokers and other financial institutions represent a concentration of credit risk where the risk of default depends on the creditworthiness of these counterparties. The Company has a policy of reviewing, as considered necessary, the credit standing of these counterparties. The Company does not anticipate nonperformance by its counterparties.

The Company maintains its cash in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

10. Commitments

The Company has a noncancelable operating lease agreement for office space that expires on November 30, 2014. Total remaining lease commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs are as follows:

Year Ending March 31,	Amount
2010	$ 41,775
2011	43,028
2012	44,319
2013	45,648
Thru November 30, 2014	31,035
	$ 205,805

Rent expense for the period ended March 31, 2009 was $18,698.

11. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and an introducing broker subject to the Commodity Futures Trading Commission minimum capital requirements (Regulation 1.17). Under these rules, the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined, or the amount required by its self-regulatory organization, the National Futures Association.

At March 31, 2009, the Company had net capital and net capital requirements of $15,394,938 and $100,000, respectively. Management has no plans to withdraw funds that would render the company deficient of the required capital requirement.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **JAYPEE INTERNATIONAL, INC.** as of **March 31, 2009**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition-Item 1800)			$	21,679,540	[3480]
2.	Deduct ownership equity not allowable for Net Capital					[3490]
3.	Total ownership equity qualified for Net Capital			$	21,679,540	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			$		[3520]
	B. Other (deductions) or allowable credits (List)					
	[3525A] [3525B]					
	[3525C] [3525D]					
	[3525E] [3525F]					[3525]
5.	Total capital and allowable subordinated liabilities			$	21,679,540	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	$ 2,502,642	[3540]			
	B. Secured demand note deficiency		[3590]			
	C. Commodity futures contract and spot commodities - proprietary capital charges	3,541,259	[3600]			
	D. Other deductions and/or charges		[3610]			
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)		[3615]			
	H. Total deduction and/or charges			$	(6,043,901)	[3620]
7.	Other additions and/or credits (List)					
	[3630A] [3630B]					
	[3630C] [3630D]					
	[3630E] [3630F]					[3630]
8.	Net Capital before haircuts on securities positions			$	15,635,639	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments		[3660]			
	B. Subordinated securities borrowings		[3670]			
	C. Trading and Investment securities					
	1. Exempted securities		[3735]			
	2. Debt securities		[3733]			
	3. Options		[3730]			
	4. Other securities	240,701	[3734]			
	D. Undue concentration		[3650]			
	E. Other (List)					
	[3736A] [3736B]					
	[3736C] [3736D]					
	[3736E] [3736F]					
			[3736]	$	(240,701)	[3740]
10.	Net Capital			$	15,394,938	[3750]
					OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Memberships in exchanges owned, at cost		414,200
Deposits and other assets		117,322
Stock in exchange		1,971,120
	$	2,502,642

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **JAYPEE INTERNATIONAL, INC.** as of **March 31, 2009**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$ 53,590	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)		$ 100,000	[3760]
14.	Excess net capital (line 10 less 13)		$ 15,294,938	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$ 15,314,552	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 803,859	[3790]
17.	Add:			
	A. Drafts for immediate credit	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
	C. Other unrecorded amounts (List)	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19.	Total aggregate indebtedness		$ 803,859	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 5	[3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of Partnerships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

JAYPEE INTERNATIONAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of March 31, 2009

The Company did not handle any customer cash or securities during the year ended March 31, 2009 and does not have any customer accounts.

JAYPEE INTERNATIONAL, INC.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of March 31, 2009

The Company did not handle any proprietary accounts of introducing brokers during the year ended March 31, 2009 and does not have any PAIB accounts.

JAYPEE INTERNATIONAL, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 as of March 31, 2009

The Company did not handle any customer cash or securities during the year ended March 31, 2009 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of
JAYPEE INTERNATIONAL, INC.

In planning and performing our audit of the financial statements of JAYPEE INTERNATIONAL, INC. (the "Company") for the year ended March 31, 2009, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second, third and fourth paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the CFTC, FINRA, NFA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
June 12, 2009